Antisoma to present at JPMorgan 26th Annual Healthcare Conference

2 January 2008, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive, Glyn Edwards, will be presenting at the JPMorgan 26th Annual Healthcare Conference in San Francisco on Monday, January 7, 2008 at 9.00 am Pacific Standard Time (5.00 pm GMT).

Mr Edwards will review Antisoma's clinical stage oncology pipeline and the Company's key business goals for 2008. Antisoma's lead product, the tumour vascular disrupting agent ASA404, is partnered with Novartis and will shortly enter a phase III trial in non-small cell lung cancer. The Company's second product, AS1411, is in phase II, with first data from a randomised study in AML due during the first half of this year. A third drug, AS1402, is expected to enter a phase II trial in breast cancer this year, while a fourth, AS1409, is set to start trials imminently.

A webcast of the presentation will be available to all on Antisoma's website at www.antisoma.com.

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger
Director of Commun[redacted]
Antisoma plc
+44 7909 915 068

Brian Korb
The Trout Group
+1 212 477 9007

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.